UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39346

MONEYLION INC.
(Exact name of registrant as specified in its charter)

249-245 West 17th Street, Floor 4
New York, NY 10011
Telephone number: (212) 300-9865
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

With copies to:
Sophia Hudson, P.C.
Jennifer L. Lee, P.C.
Leia Pearl Andrew
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Telephone number: (212) 446-4750

Class A Common Stock, par value $0.0001 per share
Redeemable Warrants: each whole warrant exercisable for 1/30th of one share of Class A common stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, $.0001 per share: Five (5) holders*
Redeemable Warrants: each whole warrant exercisable for 1/30th of one share of Class A common stock: Five (5) holders*

* On April 17, 2025, pursuant to the Agreement and Plan of Merger, dated as of December 10, 2024, by and among Gen Digital Inc., a Delaware corporation (“Gen Digital”), MoneyLion Inc., a Delaware corporation (“MoneyLion”), and Maverick Group Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Gen Digital (“Merger Sub”), Merger Sub merged with and into MoneyLion, with MoneyLion surviving such merger as a wholly owned subsidiary of Gen Digital.

Pursuant to the requirements of the Securities Exchange Act of 1934, MoneyLion Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MONEYLION INC.

Date: April 28, 2025	By:	/s/ Richard Correia
	Name:	Richard Correia
	Title:	President, Chief Financial Officer and Treasurer